Filed by RF Micro Devices, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TriQuint Semiconductor, Inc.

Commission File No.: 000-22660

Date: April 23, 2014

To:	Certain RFMD Employees

Subject:	Merger Impact on Unvested Equity

In February, we announced our agreement to merge RFMD and TriQuint, creating a new industry leader with unrivaled technology during a time of unprecedented innovation and growth in our industry.

When the merger is complete, we will be a different and better company where employees will have the opportunity for exciting careers in a stronger, faster growing company that is recognized as an industry leader.

We understand that the period of time between now and the closing of the transaction has a lot of uncertainty, as we work through the integration planning that needs to be done to launch the new company.

It is important for you to understand the steps that RFMD is taking to minimize the impact of this uncertainty for employees.

We are sending you this letter because you have received RFMD stock awards in the past and some of these awards are not currently vested. These awards are recognition of the significant and valuable contributions you have made to RFMD in the past.

The information following my signature below provides a summary of two matters that are very important to you:

•	An explanation of the way your unvested equity will be converted to shares of the new company

•	A description of circumstances where your unvested equity may be accelerated if your employment is terminated as a result of the merger, and not for performance or cause

In addition, you may be eligible for a severance payment if your employment is terminated as a result of the merger. This will depend on the local laws and regulations in the country where you are employed and the circumstances surrounding your termination.

We trust that the potential benefits and payments described in the attached document will help reduce any uncertainty you might have and allow you to focus on your current work for RFMD and on the integration of our companies to create one of the strongest companies in our sector.

We encourage you to review your Fidelity account to understand the current value of your unvested RFMD stock awards.

If you have any questions about your unvested equity, please contact Todd Bender in RFMD’s Tax and Treasury Department.

If you have any questions about RFMD’s US Severance Plan, please contact your normal Human Resources representative.

Best Regards,

Ralph

Ralph E Knupp

Vice President, Human Resources

RFMD, Inc.

7628 Thorndike Road

Greensboro, NC 27409

CONFIDENTIAL

Re:	Impact of Merger Transaction with TriQuint Semiconductor, Inc. (“TriQuint”)

RFMD has entered into an agreement and plan of merger (the “Merger Agreement”) with TriQuint that provides for two mergers (the “Merger”) that will result in the combination of RFMD and TriQuint into a new company, which we currently refer to as “Rocky Holding.”

The following is a summary of:

•	The expected impact of the Merger on your outstanding stock awards (such as vested or unvested stock options or unvested restricted stock units (RSUs)) granted under RFMD’s 2003 and 2012 Stock Incentive Plans (the “Stock Plans”)

Equity Awards

The Merger is expected to close in the second half of 2014 following receipt of shareholder and regulatory approvals. At the closing of the Merger, all outstanding options and RSUs under the Stock Plans will be assumed by Rocky Holding and converted into options or RSUs (as applicable) covering Rocky Holding common stock based on the conversion ratio preset in the Merger Agreement. This conversion ratio takes into account a one-for-four reverse stock split, so the number of shares covered by your Rocky Holding award will equal one-fourth of the shares covered by your converting RFMD award; the economic value of your award is not expected to be impacted by this reverse stock split.

Here are some examples of how this conversion process will work:

•	If you hold an RFMD option to purchase 1,000 shares of RFMD common stock at a price of $4.00 per share at the closing of the Merger, this option will be converted into an option to purchase 250 shares of Rocky Holding common stock at a price of $16.00 per share.

•	If you hold unvested RSUs covering 1,000 shares of RFMD common stock at the closing of the Merger that are scheduled to vest in two equal installments (subject to continued employment) on August 1, 2015 and August 1, 2016, these RSUs will be converted into RSUs covering 250 shares of Rocky Holding common stock that will continue to be scheduled to vest in two equal installments on August 1, 2015 and August 1, 2016, if you remain employed until such dates.

The other terms of your stock awards, such as the vesting schedule and the period you have to exercise an option, will generally remain unchanged.

In conjunction with the closing of the Merger, you will receive additional information regarding this conversion process, including access to a prospectus that explains this in more detail.

The closing of the Merger is a “change in control” of RFMD under the Stock Plans and your outstanding unvested stock awards (such as stock options or RSUs) granted under the Stock Plans will become fully vested if your employment is terminated by RFMD without “cause” or by you for “good reason” within six months before or one year after the closing of the Merger. This two-step requirement for accelerated vesting in connection with a change in control is often referred to as a “double trigger.”

•	A termination without “cause” would include a termination due to elimination of your position as a result of the Merger or due to an overall reduction in force.

•	A termination by you for “good reason” would include a termination by you following written notice if your base salary is materially reduced, if you are asked to relocate your work site to a place more than 50 miles away or if there is a material reduction in your duties or scope of authority.

If you believe a “good reason” event has occurred, you must give RFMD written notice within 60 days following the later of:

•	the occurrence of the event constituting “good reason” or

•	the date you had knowledge of the event constituting “good reason”. If you have given notice within this 60-day period, and RFMD does not cure the event constituting “good reason” within 30 days after receipt of the notice, then your unvested stock awards will become vested and fully exercisable if you terminate your employment within the applicable period.

On the other hand, if you simply resign or quit at any time for any other reason, or if you fail to give proper notice, your unvested options and RSUs will not become vested and will be forfeited. Your vested options would continue to be exercisable during the time period stated in the applicable Stock Plan or award agreement.

Please note that the above is just a summary and you should refer to the Stock Plans and your award agreements for more detailed information on these provisions.

Other Matters

Please keep in mind the following:

•	Your eligibility to participate in RFMD’s or Rocky Holding’s cash, equity or other compensation programs and benefits will be determined by RFMD in accordance with applicable plans and procedures. In addition, your employment is and will continue to be at-will, and RFMD has the right to terminate your employment at any time and for any reason with or without notice, just as you have the right to terminate employment at any time.

•	This summary is qualified by the terms of the plans and agreements described above, as they may be amended, and the terms of such plans and agreements will prevail in the event of a conflict with this document. You should refer to the specific plans and agreements described above for more details.

•	We make no representations regarding the tax or other consequences of the potential benefits described in this letter. You are urged to consult with your personal financial advisor regarding the potential benefits described herein.

Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between RF Micro Devices, Inc. (“RFMD”) and TriQuint Semiconductor, Inc. (“TriQuint”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the future performance and trends of the combined businesses, the synergies expected to result from the Business Combination, and similar statements. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by RFMD’s shareholders and TriQuint’s stockholders; the possibility of litigation (including related to the transaction itself); RFMD and TriQuint’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; RFMD’s and TriQuint’s ability to

(i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in RFMD’s and TriQuint’s Securities and Exchange Commission (“SEC”) filings. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Neither RFMD nor TriQuint undertakes any obligation to update any forward-looking statements.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed Business Combination, Rocky Holding, Inc., a newly-formed holding company under RFMD (“HoldCo”), has filed with the SEC a Form S-4 (the “Registration/Joint Proxy Statement”) which includes a registration statement and a preliminary prospectus with respect to HoldCo’s shares to be issued in the Business Combination and a preliminary joint proxy statement of TriQuint and RFMD in connection with the Business Combination. This material is not a substitute for the final Registration/Joint Proxy Statement regarding the proposed Business Combination. The preliminary Registration/Joint Proxy Statement contains, and the final Registration/Joint Proxy Statement will contain, important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION/JOINT PROXY STATEMENT CAREFULLY. The Registration/Joint Proxy Statement and other relevant materials and any other documents filed by HoldCo, RFMD or TriQuint with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders of TriQuint will be able to obtain free copies of the Registration/Joint Proxy Statement from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate website at www.triquint.com; and security holders of RFMD will be able to obtain free copies of the Registration/Joint Proxy Statement from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com.

Participants in the Solicitation

RFMD, TriQuint and HoldCo and their respective directors, executive officers and various other members of management and employees may be deemed to be participants in the solicitation of proxies from RFMD’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of TriQuint or RFMD security holders in connection with the proposed Business Combination is set forth in the preliminary Registration/Joint Proxy Statement, and will also be set forth in the final Registration/Joint Proxy Statement. Information about TriQuint’s directors and executive officers is set forth in TriQuint’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its Amendment No. 1 to Annual Report on Form 10-K/A, which was filed with the SEC on April 10, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate web site at www.triquint.com. Information about RFMD’s directors and executive officers is set forth in RFMD’s Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Shareholders, which was filed with the SEC on June 28, 2013, and its Annual Report on Form 10-K for the fiscal year ended March 30, 2013, which was filed with the SEC on May 24, 2013. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com. Additional information regarding the interests of these potential participants in the solicitation of proxies in connection with the proposed Business Combination is included in the preliminary Registration/Joint Proxy Statement and the other relevant documents filed with the SEC.